

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2022

Rebecca Chavez
General Counsel
ChargePoint Holdings, Inc.
240 East Hacienda Avenue
Campbell, California 95008

>   **Re: ChargePoint Holdings, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed July 1, 2022**
>   **File No. 333-265986**

Dear Ms. Chavez:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing

cc: David Young